PetMed Express, Inc.

1441 S.W. 29th Avenue

Pompano Beach, Florida 33069

Telephone (954) 979-5995

March 26, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Jeffrey Riedler

Jennifer Riegel

Suzanne Hayes

Re:

PetMed Express, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2008

Filed June 3, 2008

File No. 000-28827

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated March 16, 2009 (“Letter”) on the above-referenced filing.  This letter is to confirm that you have received, from our counsel pursuant to a conversation this date, and accepted the Company’s request for an extension to respond to the Letter until April 8, 2009.

Should any members of the staff have any questions concerning this request, please contact me at the number below

Sincerely,

/s/ Bruce S. Rosenbloom

Bruce S. Rosenbloom

Chief Financial Officer

Cc: Roxanne K. Beilly, Esq.